SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PROTOCOL AND JUSTIFICATION OF THE MERGER OF THE ASSETS OF THE COMPANIES NET BAURU LTDA., NET BELO HORIZONTE LTDA., NET CAMPINAS LTDA., NET GOIÂNIA LTDA., NET PARANÁ COMUNICAÇÕES LTDA., NET RIBEIRÃO PRETO LTDA. AND NET SOROCOBA LTDA.

PROTOCOL AND JUSTIFICATION OF THE MERGER OF THE ASSETS OF THE COMPANIES NET BAURU LTDA., NET BELO HORIZONTE LTDA., NET CAMPINAS LTDA., NET GOIÂNIA LTDA., NET PARANÁ COMUNICAÇÕES LTDA., NET RIBEIRÃO PRETO LTDA. AND NET SOROCOBA LTDA.

By this private instrument, the parties described below:

NET SERVIÇOS DE COMUNICAÇÃO S.A., headquartered in the city and state of São Paulo, at Rua Verbo Divino nº 1356 - 1º andar – parte, Chácara Santo Antônio, inscribed in the roll of corporate taxpayers (CNPJ) under number 00.108.786/0001-65, with corporate documents registered at the Commercial Registry of the State of São Paulo under number 35.300.177.240, by order 04.04.2000, hereinafter referred to as "NET SERVIÇOS", represented herein by its executive officers José Antônio Guaraldi Félix, Brazilian citizen, married, engineer, bearer of identification document number 3023331204 - SSP-RS and inscribed in the roll of individual taxpayers (CPF) under number 140.448.620-87 and André Müller Borges, Brazilian citizen, married, lawyer, bearer of identification document number 6.939.263-SSP/SP, inscribed in the roll of individual taxpayers (CPF) under number 034.836.468-76, both residents and domiciled in the city and state of São Paulo - SP, with offices at Rua Verbo Divino nº 1.356, 1o andar, CEP 04719-002, Chácara Santo Antônio,

a)      sole partner holding 100% of the capital stock of NET BAURU LTDA., headquartered in the city of Bauru, state of São Paulo, at Avenida Duque de Caxias, 4-66, CEP 17030-520, Marambá, inscribed in the roll of corporate taxpayers (CNPJ) under number 64.083.561/0001-84, with corporate documents registered at the Commercial Registry of the State of São Paulo under number 35.209.523.882, hereinafter referred to as “NET BAURU;” represented herein by its executive officers José Antônio Guaraldi Félix and André Müller Borges, both already identified above;

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b)      sole partner holding 100% of the capital stock of NET BELO HORIZONTE LTDA., headquartered in the city of Belo Horizonte, state of Minas Gerais, at Avenida Renascença nº 515, bairro Renascença, CEP 31160-000, inscribed in the roll of corporate taxpayers (CNPJ) under number 38.738.308/0001-01, with corporate documents registered at the Commercial Registry of the State of Minas Gerais under number 31.205.912.660, hereinafter referred to as "NET BELO HORIZONTE," represented herein by its executive officers José Antônio Guaraldi Félix and André Müller Borges, both already identified above;

c)      sole partner holding 100% of the capital stock of NET CAMPINAS LTDA., headquartered in the city of Campinas, state of São Paulo, at Rua Jasmim, n.º 660, bairro Mansões Santo Antonio, CEP:13.087-460, inscribed in the roll of corporate taxpayers (CNPJ) under number 61.698.510/0001-79, with corporate documents registered at the Commercial Registry of the State of São Paulo under number 35.211.105.235, hereinafter referred to as “NET CAMPINAS,” represented herein by its executive officers José Antônio Guaraldi Félix and André Müller Borges, both already identified above;

d)     sole partner holding 100% of the capital stock of NET GOIÂNIA LTDA., headquartered in the city of Goiânia, state of Goiás, at Rua 15, quadra j-15, lote 08, nº 970, Setor Marista, CEP 74000-000, inscribed in the roll of corporate taxpayers (CNPJ) under number 33.659.475/0001-43, with corporate documents registered at the Commercial Registry of the State of Goiás under Corporate Registry (NIRE) number 52.201.948.560, hereinafter referred to as “NET GOIÂNIA,” represented herein by its executive officers José Antônio Guaraldi Félix and André Müller Borges, both already identified above;

e)      sole partner holding 100% of the capital stock of NET PARANÁ COMUNICAÇÕES LTDA., headquartered in the city of Curitiba, state of Paraná, at Rua Paulo Graeser Sobrinho nº 557, Mercês, CEP 80510-070, inscribed in the roll of corporate taxpayers (CNPJ) under number 84.922.681/0001-35, with corporate documents registered with the Commercial Registry of Paraná under number 41.202.676.700, by order on December 17, 1991, hereinafter referred to as “NET PARANÁ,” represented herein by its executive officers José Antônio Guaraldi Félix and André Müller Borges, both already identified above;

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f)       sole partner holding 100% of the capital stock of NET RIBEIRÃO PRETO LTDA., headquartered in the city of Ribeirão Preto, state of São Paulo, at Rua Antônio Fernandes Figueiroa nº 1.675, CEP 14095-280, Lagoinha, inscribed in the roll of corporate taxpayers (CNPJ) under number 64.807.456/0001-40, with corporate documents registered at the Commercial Registry of the State of São Paulo under number 35.221.207.332, hereinafter referred to as “NET RIBEIRÃO PRETO”, represented herein by its executive officers José Antônio Guaraldi Félix and André Müller Borges, both already identified above; and

g)      sole partner holding 100% of the capital stock of NET SOROCABA LTDA., headquartered in the city of Sorocaba, state of São Paulo, at Avenida Antônio Carlos Comitre nº 1.074, at the corner of Rua Pedro Molina nº 81, inscribed in the roll of corporate taxpayers (CNPJ) under number 64.637.903/0001-60, with corporate documents registered at the Commercial Registry of the State of São Paulo under number 35.215.468.952, hereinafter referred to as “NET SOROCABA”, represented herein by its executive officers José Antônio Guaraldi Félix and André Müller Borges, both already identified above;

jointly sign this Protocol of Merger and Justification, which has the objective of establishing, pursuant to articles 224, 225, 226 and 227 of Federal Law 6,404 of December 15, 1976, the basic conditions for the merger of the assets of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCABA with the assets of NET SERVIÇOS, the conditions of which are to be submitted for resolution by the partners of the Companies involved, in accordance with governing law:

First Clause - Justification – This purpose of the merger is to improve the ownership structure in accordance with the corporate purposes with the aim of reducing operating costs and consequently increasing operational efficiency.

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Second Clause - Assets – The assets of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCABA to be merged with the assets of NET SERVIÇOS will constitute the accounts stated on their balance sheets prepared especially on October 31, 2010.

Third Clause - Book Value – The merger of the assets of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCABA will be based on the amounts stated on the special balance sheets described above, with any variations in the assets occurring as of today's date transferred to NET SERVIÇOS.

Fourth Clause – Valuation – The assets of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCABA will be valued based on the criteria in Federal Law 6,404/76, with said valuations based on the book value of the respective assets.

4.1. The valuation of the net assets of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCABA will be conducted by the specialized firm Globalconsulting Assessoria Contábil Ltda., inscribed in the roll of corporate taxpayers (CNPJ) under number 06.063.913/0001-33 and with regional accounting registration (CRC-SP) number 2SP023158/O-8, headquartered in the city and state of São Paulo, at Avenida Brigadeiro Luis Antônio nº 2367, 16º andar, registered at the 3rd Official Registrar of Legal Entities of the State of São Paulo under number 473.500, represented by Mr. Sérgio Silva, Brazilian citizen, accountant, inscribed in the regional accounting registration (CRC) under number 1SP114111/O-8, bearer of identification document number 11.683.592-8-SP and inscribed in the roll of individual taxpayers (CPF) under number 013.317.858-71.

Fifth Clause - Capital Stock

5.1. Once the merger of the assets of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCABA with the assets of NET SERVIÇOS is concluded, the capital stock of the latter will not be altered, given the fact that it holds one-hundred percent (100%) of the membership interests that form the capital of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO andNET SOROCABA, which will be cancelled in accordance with item IV, Article 224 of Federal Law 6,404/76.

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5.2. The capital stock of NET SERVIÇOS will remain five billion, six hundred twelve million, two hundred forty-two thousand, nine hundred forty reais and ninety-seven centavos (R$5,612,242,940.97), divided into one hundred fourteen million, four hundred fifty-nine thousand, six hundred and eighty-five (114,459,685) common shares and two hundred twenty-eight million, five hundred and three thousand, nine hundred and sixteen (228,503,916) preferred shares, all registered book-entry shares with no par value.

Sixth Clause - Third Party Liability – NET SERVIÇOS will be the successor in relation to third parties of all the rights and obligations resulting from the merger of the assets of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCABA with its assets.

Seventh Clause - Jurisdiction – This Protocol and Justification of Merger is subject to governing law, with the jurisdiction of the city and state of São Paulo chosen to settle any and all disputes arising from said instrument.

Eighth Clause - Final Declarations – The administrators of NET SERVIÇOS and NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCABA are hereby authorized to take all measures necessary to implement the resolution in this Protocol, which is executed on a binding basis between the parties and their successors for all and any purposes, in accordance with governing law.

In witness whereof, the parties hereby sign this instrument in twenty-four (24) counterparts of equal content in the presence of the two undersigned witnesses.

São Paulo – SP, November 5, 2010

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix and André Müller Borges

NET BAURU LTDA.

José Antônio Guaraldi Félix and André Müller Borges

 NET BELO HORIZONTE LTDA.

José Antônio Guaraldi Félix and André Müller Borges

NET CAMPINAS LTDA.

José Antônio Guaraldi Félix and André Müller Borges

NET GOIÂNIA LTDA.

José Antônio Guaraldi Félix and André Müller Borges

NET PARANÁ LTDA.

José Antônio Guaraldi Félix and André Müller Borges

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NET RIBEIRÃO PRETO LTDA.

José Antônio Guaraldi Félix and André Müller Borges

NET SOROCOBA LTDA.

José Antônio Guaraldi Félix and André Müller Borges

Witnesses:

____________________________ and ____________________________

Daniela Menezes Martins                            Danielle Cristine Cassassola Lopes

RG 28.522.794-4 – SSP-SP                         RG  41.834.080-8 - SSP-SP

CPF 266.306.948-56                               CPF 354.030.518-13

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.